EXHIBIT 99.1

Galapagos presents strong disease-modifying effects in  preclinical model of osteoarthritis with GLPG1972 at OARSI 2018

Mechelen, Belgium; 27 April 2018, 7.30 CET - Galapagos NV (Euronext & NASDAQ: GLPG) presents preclinical results showing broad beneficial effects on cartilage and bone with GLPG1972 in an osteoarthritis (OA) rat model at the Osteoarthritis Research Society International (OARSI) World Congress today in Liverpool, UK. Also presented today are the results of a Phase 1 study conducted in healthy subjects.

The oral presentation entitled "ADAMTS-5 inhibition with the potent and highly selective inhibitor GLPG1972 results in strong disease-modifying OA drug effects in the rat meniscectomy model," will be presented by Dr. David Amantini, Therapeutic Area Head at Galapagos, during the session entitled Concurrent Session 3 - OA Clinical Trials and Treatment today from 2:30 PM - 4:00 PM GMT.

Galapagos explains in this presentation that treatment with GLPG1972 in the rat meniscectomy model resulted in significant chondroprotection, including reducing the OARSI score and showing significant effects on a variety of cartilage structural parameters. In addition GLPG1972 was also found to display a protective effect towards OA bone remodeling. This demonstrated efficacy in an OA rat model provides convincing preclinical evidence for the broad disease-modifying potential of GLPG1972. The slides for this presentation can be downloaded at www.glpg.com/glpg-1972.

Galapagos also presents "ADAMTS-5 inhibitor GLPG1972, a potential new treatment in osteoarthritis, shows favorable safety, pharmacokinetics and pharmacodynamics in healthy subjects,''  by Dr. Ellen van der Aar, Head of Development at Galapagos, during the poster sessions today and tomorrow. The poster presentation can be downloaded at www.glpg.com/glpg-1972.

OA is a highly prevalent and disabling pathology. So far, no treatment is available to counteract disease progression, and patients are left with only symptomatic treatments. As a result, OA represents an important unmet medical need. Galapagos developed investigational molecule S201086/GLPG1972 with the potential of becoming a first-in-class disease-modifying drug as part of a collaboration agreement with Servier[1] signed in 2010. Galapagos has full US commercial rights to GLPG1972. Under the terms of the agreement, Galapagos is also eligible to receive development, regulatory and other milestone payments plus royalties upon commercialization outside the US. Galapagos and Servier are preparing to initiate a global Phase 2 program with GLPG1972 in OA patients in 2018.

GLPG1972 is an investigational candidate drug and its safety and efficacy have not yet been established.

About Galapagos
Galapagos (Euronext & NASDAQ: GLPG) is a clinical-stage biotechnology company specialized in the discovery and development of small molecule medicines with novel modes of action. Galapagos' pipeline comprises Phase 3 through to discovery programs in cystic fibrosis, inflammation, fibrosis, osteoarthritis and other indications. Our target discovery platform has delivered three novel mechanisms showing promising patient results in, respectively, inflammatory diseases, idiopathic pulmonary fibrosis and atopic dermatitis. Galapagos is focused on the development and commercialization of novel medicines that will improve people's lives. The Galapagos group, including fee-for-service subsidiary Fidelta, has approximately 630 employees, operating from its Mechelen, Belgium headquarters and facilities in the Netherlands, France, Switzerland, the United States, and Croatia. More information at www.glpg.com.

Contact Galapagos
Investors:
Elizabeth Goodwin
VP IR & Corporate Communications
+1 781 460 1784

Paul van der Horst
Director IR & Business Development
+31 71 750 6707
ir@glpg.com

Media:
Evelyn Fox
Director Communications
+31 6 53 591 999
communications@glpg.com

Galapagos forward-looking statements
This release may contain forward-looking statements, including, among other things, statements regarding the mechanism of action and profile of, and timing and results of preclinical studies and clinical trials with, and potential commercialization of, GLPG1972. Galapagos cautions the reader that forward-looking statements are not guarantees of future performance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition and liquidity, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if Galapagos' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that Galapagos' expectations regarding its GLPG1972 development program may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that data from the ongoing clinical research programs may not support registration or further development of GLPG1972 due to safety, efficacy or other reasons), Galapagos' reliance on collaborations with third parties (including its collaboration partner for OA Servier), and estimating the commercial potential of Galapagos' product candidates. A further list and description of these risks, uncertainties and other risks can be found in Galapagos' Securities and Exchange Commission (SEC) filings and reports, including in Galapagos' most recent annual report on Form 20-F filed with the SEC and other filings and reports filed by Galapagos with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

[1] Servier is an international pharmaceutical company governed by a non-profit foundation, with its headquarters in France (Suresnes).